

David Dwaihy · 3rd

Upper School Math Teacher at University Liggett School

Greater Detroit Area · 500+ connections · Contact info

University Liggett Sc

Kalamazoo College

Experience

Upper School Mathematics
University Liggett School

Upper School Math Teacher
University Liggett School
Sep 2002 – Present · 17 yrs 11 mos

Education

Kalamazoo College
1998 – 2002

Kalamazoo College
Bachelor's degree, Mathematics
1998 – 2002

Skills & Endorsements

Higher Education · 22

Endorsed by **3 of David's colleagues at University Liggett School**

Curriculum Development · 13

Endorsed by **2 of David's colleagues at University Liggett School**

Alumni Relations · 9

Endorsed by **2 of David's colleagues at University Liggett School**

Show more

Recommendations

Received (0) Given (1)



Lisa Marie Sortor (Bono), MBA
Finance Auditor at Federal Mogul
October 11, 2009, Lisa Marie worked with David in the same group

Lisa was extremely good at what she did, and provided a dedicated term of service to our school. She was organizec efficient in each and every task that fell under her umbrella responsibility. She was often asked to take on additional rol the upper school office and become proficient in new... See

Interests

Kalamazoo College
16,821 followers

Ambrose Solutions
194 followers

University Liggett School
661 followers